September 7, 2018

Thomas Soloway
Chief Financial Officer
Audentes Therapeutics, Inc.
600 California Street, 17th Floor
San Francisco, CA 94108

       Re: Audentes Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 001-37833

Dear Mr. Soloway:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance